Exhibit 99.1

9 November 2020

Dear Shareholder

IMPACT OF COVID-19 RESTRICTIONS ON THE COMPANY’S ANNUAL GENERAL MEETING

Genetic Technologies Ltd (‘Company’) confirms its annual general meeting of shareholders is scheduled to be held via Zoom Virtual Meeting on Thursday 10 December 2020 at 9.00am (AEDT) (Meeting).

In accordance with temporary modifications to the Corporations Act under the Corporations (Coronavirus Economic Response) Determination (No. 1) 2020, the Company is not sending hard copies of the Notice of Meeting to shareholders. The Notice of Meeting can be viewed and downloaded from the following link: www.edocumentview.com.au/GTG2020.

The Company encourages shareholders to vote on resolutions via proxy form prior to the meeting and to join the Meeting via Zoom conference facility. Proxy forms can be lodged online, by post or in person by following the proxy lodgement instructions on the proxy form. Proxy forms must be received by the Company’s share registry, Computershare Investor Services Pty Limited (Computershare), by 9:00am AEDT on 8 December 2020. Shareholders are strongly encouraged to lodge a proxy form to vote at the AGM at least 48 hours before the meeting.

All resolutions will be determined at the meeting by way of a poll. The poll will be conducted based on votes submitted by proxy and by Shareholders who intend to vote at the Meeting.

To join the meeting via Zoom conference facility please register to attend by 5:00 pm AEDT on 7 December 2020 by contacting the Company Secretary Justyn Stedwell by email to info@gtglabs.com or by calling +61 (0)3 8412 7000. Instructions regarding attending, voting and asking questions at the Meeting will be provided following registration.

Due to the virtual nature of the Meeting, Computershare, will be facilitating voting during the Meeting. If you wish to cast your vote during the Meeting, you will need to visit www.web.lumiagm.com/308912554 on your smartphone, tablet or computer. You will need the latest versions of Chrome, Safari, Internet Explorer 11, Edge or Firefox. Please ensure your browser is compatible. For further instructions on how to participate online please view the online meeting user guide at www.computershare.com.au/onlinevotingguide.

This announcement is authorised for market release by Genetic Technologies Ltd’s Company Secretary.

Justyn Stedwell

Company Secretary

On behalf of the Board of Directors

Genetic Technologies Ltd

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000